SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

News Release	August 25, 2006 at 12.30 GMT

Kanavaranta 1 00160 Helsinki, Finland

P.O. Box 309 FIN-00101 Helsinki, Finland

Tel +358 2046 131 Fax +358 2046 21471

www.storaenso.com

Stora Enso divests its Wolfsheck Mill to ARQUES

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has signed an agreement to divest its Wolfsheck Mill to Rohner AG of Switzerland, a subsidiary of the German finance investment company ARQUES Industries AG. The transaction is an asset deal and the purchase price is one euro. The Group will record impairment and restructuring provisions totalling approximately EUR -47 million in the third quarter as non-recurring items, with no material net cash impact. The 194 employees will be transferred to the new owner.

Divestment of Wolfsheck Mill will reduce the annual sales of Stora Enso’s Publication Paper division by approximately EUR 65 million and the working capital by approximately EUR 8 million. The divestment will enhance the Group’s future operating profit.

Wolfsheck Mill is being divested as part of Stora Enso’s Asset Performance Review (APR), which aims to secure a competitive European production base.

Wolfsheck Mill is part of Stora Enso Publication Paper division. The mill has two paper machines with annual capacity of approximately 155 000 tonnes: one machine with 65 000 tonnes capacity produces wallpaper base, the other is being gradually transferred from SC (super-calendered magazine paper) to specialty paper grades.

ARQUES Industries is a turnaround specialist who focuses on the acquisition and the active restructuring of companies in transitional situations, in order to develop these, with its own team and own resources, to competitive enterprises with a positive yield.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel